EXHIBIT 2.1

May 1, 2012

Mr. James Clark
Mr. Jim Scott
1644 Spotted Wolf
Las Vegas, NV 89123

RE: Merger Agreement

Dear James & Jim,

We are pleased to offer this proposal to you for your proposed energy company ("Clark Scott" the "Company"). This letter will confirm the understanding and agreement (the "Agreement") between Clark Scott and Pegasus Funds LLC ("Pegasus"), (collectively the "Parties").

AGREEMENT

1.	Under this Agreement, Pegasus will deliver, to Clark Scott, a Pinksheet traded, piggyback approved, Shell, (the "Shell") controlled by Pegasus. The Shell will be auditable as having no assets and no liabilities, with outstanding free trading shares (the "Public Float") reversed to approximately 300,000 shares, but not exceeding 350,000 shares. In connection with the Merger, the Company will issue a specified number of shares of restricted stock (Rule 144) to Pegasus and/or its assigns (the "Pegasus Group"), in an amount agreed to herein by the Parties, and equal to Three Million (3,000,000) shares of the total post-merger issued and outstanding Stock of the Company and prior to the establishment of a Qualified Employee Stock Option Plan. This transaction will create a total post merger capitalization of Ten Million Three Hundred Thousand (10,300,000) shares including Seven Million (7,000,000) shares of restricted stock (Rule 144) issued to Clark Scott or assigns.

2.	Pegasus's services associated with a merger transaction include:

(A) The Merger

•	Establishing the respective valuations for the Merger Participants
•
Structuring the post-merger capitalization in order to establish the desired post merger trading price for the Public Float (>$1.00 per share  and initial target market capitalization of no less than $10.0 million based on a consolidation of all existing Classes of Ownership Interests in Clark Scott.

Clark Scott Agreement May 1, 2012 Page 2 of 4

•	Preparing and delivering the Draft Plan of Merger, Exchange Agreement or similar.
•	Assisting in the closing the Merger
•	Assisting in the drafting and filing of the applicable 8K(s), Form 15c 2-11, Form 10, Exchange application and all other relevant SEC documents
•	Assisting with the public announcements

(B)   Post-Merger

For a period of no less than twenty four (24) months after the Closing of the Merger, Pegasus will:

•	Assist and/or Advise management with the development of its institutional road show
•	Accompany management at up to four (4) regional investor conferences and as many institutional road shows as management requires.
•	Assist and/or Advise management in establishing institutional market support
•	Assist and/or management in establishing the initial retail syndication
•	Assist and/or Advise management in the development of its investor presentation
•	Assist and/or Advise management in identifying, engaging and initiating third party research
•	Assist and/or Advise management with its application to the NYSE Alternative (AMEX) and suitable Specialist Firms.

In addition, and if appropriate and requested by the Company, Pegasus will; (a) review the Company's financial condition, competitive environment, prospects and related matters, (b) generally advise Management· on any issues related to the Company's post-merger, activities (c) provide such other financial advisory and investment banking services reasonably necessary to accomplish the Company's objectives including the exchange listing application for a period of eighteen (18) months after the Closing of the Merger.

3.	Fees and Expenses.

Should CLARK SCOTT wish to proceed and execute this agreement, the cash portion of the consideration breaks down as follows:

4.
Pegasus' activities relating to the Reverse Merger and Exchange Listing (Section 2(A) & (B))   $550,000  consisting of; (a) $1.00  upon execution of this Agreement (b) $250,000  as capital is raised but otherwise, on or before the Closing of the Merger and (c) $12,500  per month for a period of twenty four (24) months.

Clark Scott Agreement May 1, 2012 Page 3 of 4

5.	Term.

This Agreement shall have an initial term of thirty (30) months, and thereafter shall be automatically extended on a month·to month basis unless either Party provides thirty (30) days prior written notice of termination to the other Party, provided, however, that no expiration or termination of this Agreement shall affect the Company's obligation to pay any and all fees and expenses due, as more fully set forth in this Agreement.

The Company agrees that it will not initiate any discussions regarding a Merger Transaction during the term of this Agreement, except through Pegasus. In the event the Company, its controlling equity holders or affiliates, or its management receive any inquiry regarding a Transaction, Pegasus will be  promptly informed of such inquiry so that it can evaluate such party and its interest in a Transaction, and assist the Company in any resulting negotiations.

6.	Confidentiality.

The Parties agree to keep the terms of this Agreement confidential and provide reasonable security measures to keep confidential information where release may be detrimental to their respective business interests. Pegasus and the Company shall each require their employees, directors, agents, and/or affiliates, who will have access to the information through the Parties, to abide by the confidentiality provisions contemplated by this Agreement in perpetuity. Pegasus will not, either during its engagement by the Client pursuant to this Agreement or at any time thereafter, disclose, use or make known for its or another's benefit any confidential information, knowledge, or data of the Company or any of its affiliates in any way acquired or used by Pegasus during its engagement by the Company. Confidential information, knowledge or data of the Company and its affiliates shall not include any information that is, or becomes, generally available to the public through public filings.

7.	Other Services/ Additional Financings
I

In the event that Pegasus  is requested, by the Company, to perform any financial advisory or investment banking services post-merger, which are not within the scope of Section 2 (B) of this Agreement, such fees shall be mutually agreed upon by Pegasus and the Company in writing, in advance. The Company agrees to compensate Pegasus for any reasonable out of pocket expenses associated with activities undertaken by Pegasus and listed in Section 2 (B) of this Agreement, requiring travel but otherwise, Pegasus will not' charge any fees to CLARK SCOTT for follow on capital raising.

8.	Attorney's Fees.

Each Party is responsible for their own attorney's fees in connection with the Merger transaction contemplated herein. If any Party to this Agreement brings an action directly or indirectly based upon this Agreement or the matters contemplated hereby against another party, the prevailing party shall be entitled to recover, in addition to any other appropriate amounts, its reasonable costs and expenses in connection with such proceeding, including, but not limited to, reasonable attorneys' fees and court costs.

Clark Scott Agreement May 1, 2012 Page 4 of 4

9.	Entire Agreement.

This Agreement represents the entire agreement by and between the CLARK SCOTT and Pegasus and supersedes any and all other agreements, either oral or written, with respect to the Agreement. The Parties acknowledges that no representation, inducements,  promises or agreement, orally or otherwise, have been  made by any Party, or anyone acting on behalf of any Party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement sha1l be valid or binding. The Parties hereby agree that if any part of this Agreement is found, or deemed by a court of competent jurisdiction, to be invalid or unenforceable, that part shall be severable from the remainder of the Agreement. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed   an   original,   but   all   of   which   shall   constitute   one   and   the   same instrument.   Any modification of this Agreement will be effective only if it is in writing and signed by the Company and Pegasus.

THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO SUCH STATE'S RULES CONCERNING CONFLICTS OF LAWS. EACH OF PEGASUS AND THE COMPANY (ON ITS OWN BEHALF   AND, TO THE EXTENT PERMITTED   BY APPLICABLE LAW, ON BEHALF OF ITS EQUITY HOLDER) WAlVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING   OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) RELATED TO OR ARISING OUT OF THE ENGAGEMENT OF PEGASUS PURSUANT TO, OR THE PERFORMANCE BY PEGASUS OF THE SERVICES CONTEMPLATED BY, THIS AGREEMENT

We look forward to working with you and your team· on this project and culminating with a listing of CLARK SCOTT on a major U.S. exchange. Please initial each page, sign below, and return an original and one copy of this letter to the undersigned to indicate your acceptance of the terms set forth herein, whereupon this letter and your acceptance shall constitute a binding agreement by and between the Parties as of the date first above written. We appreciate the opportunity to be of service and look forward to a cooperative working relationship with you and your staff.

Agreed and Accepted May 1, 2012
/s/	/s/
James Clark	Robert A. Shuey III
Managing Director Clark Scott LLC	Managing Director, Pegasus Funds